FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

November 2, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

ERROR! REFERENCE SOURCE NOT FOUND.
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,124,022
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	2,850,000
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,974,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,646,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	3,646,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,241,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,241,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			888,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			888,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of October 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	November 1, 2005

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES CLOSES

$26.46 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian Laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein

October 11, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that the financing disclosed on September 21, 2005 has closed and Southwestern has received gross proceeds of $26,460,000.  The syndicate of underwriters  [INTENTIONALLY DELETED] purchased 2,450,000 common shares from Southwestern at $10.80 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act of 1933.  None of the offered securities have been registered under the U.S. Securities Act and may not be subsequently offered and sold in the United States unless registered or pursuant to an applicable exemption from the registration requirements.

[INTENTIONALLY DELETED]

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  Southwestern does not assume the obligation to update any forward-looking statement.

For more information, please contact:

[INTENTIONALLY DELETED]

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

NEWMONT TO ACQUIRE 400,000 SOUTHWESTERN SHARES AT CDN$13 PER SHARE

LIAM CORE AREA AND REGIONAL AREA COMBINED INTO SINGLE VENTURE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

October 19, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to purchase Cdn$5.2 million of Southwestern common shares and, in a separate transaction, the Liam gold-silver project will be combined under the Liam Regional Venture with Newmont Peru Limited.

As a result of the continuing success of the regional exploration program at Liam, as described in previous press releases, the Liam Core Area Option Agreement will be terminated, and the area that was covered by that agreement will be included within an amended Liam Regional Venture Agreement. The purpose of this rationalization is to allow more effective exploration of this emerging epithermal gold-silver district.  Southwestern remains manager under the Regional Venture Agreement, however the technical committee may appoint Newmont as manager on designated portions of the project.

Southwestern has signed separate agreements with Newmont under which:

•

Newmont has agreed to purchase 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting. This non-brokered private placement is subject to approval of the Toronto Stock Exchange.

•

The Option Agreement covering the Liam Core Area will be terminated, and the 3,500 hectare area covered by that agreement will be amalgamated into an amended Liam Regional Venture Agreement.

With the addition of the Liam Core Area and a further 2,800 hectares of concessions recently acquired, the Liam Regional Venture now comprises approximately 196,000 hectares of exploration concessions.  Under the terms of the Liam Regional Venture, Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding.  Newmont can earn a 70% interest in those portions of the Liam Regional Venture that it advances to a bankable feasibility study by funding 100% of the costs to put a deposit into commercial production.

John Paterson, President and CEO of Southwestern, said, “We’re excited with the positive results of the ongoing regional exploration program. The rationalization of the Liam agreements will allow exploration within the broader area to be more effectively prioritized.  We also welcome Newmont’s increased shareholding in Southwestern.”

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

NEWMONT ACQUIRES 400,000 SOUTHWESTERN SHARES AT CDN$13 PER SHARE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

October 25, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has purchased pursuant to a non-brokered private placement 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

October 11, 2005

ITEM 3.

PRESS RELEASE

Issued October 11, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that the financing disclosed on September 21, 2005 has closed and Southwestern has received gross proceeds of $26,460,000.  The syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation, Haywood Securities Inc. and Canaccord Capital Corporation purchased 2,450,000 common shares from Southwestern at $10.80 per common share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, Director
Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 12th day of October 2005.

SOUTHWESTERN RESOURCES CLOSES

$26.46 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian Laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein

October 11, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that the financing disclosed on September 21, 2005 has closed and Southwestern has received gross proceeds of $26,460,000.  The syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation, Haywood Securities Inc. and Canaccord Capital Corporation purchased 2,450,000 common shares from Southwestern at $10.80 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act of 1933.  None of the offered securities have been registered under the U.S. Securities Act and may not be subsequently offered and sold in the United States unless registered or pursuant to an applicable exemption from the registration requirements.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  Southwestern has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  Southwestern does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Timo Jauristo, VP, Corp. Development

Thomas W. Beattie, VP, Corp. Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

October 19, 2005

ITEM 3.

PRESS RELEASE

Issued October 19, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announced that Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to purchase Cdn$5.2 million of Southwestern common shares and, in a separate transaction, the Liam gold-silver project will be combined under the Liam Regional Venture with Newmont Peru Limited.

As a result of the continuing success of the regional exploration program at Liam, as described in previous press releases, the Liam Core Area Option Agreement will be terminated, and the area that was covered by that agreement will be included within an amended Liam Regional Venture Agreement. The purpose of this rationalization is to allow more effective exploration of this emerging epithermal gold-silver district.  Southwestern remains manager under the Regional Venture Agreement, however the technical committee may appoint Newmont as manager on designated portions of the project.

Southwestern has signed separate agreements with Newmont under which:

▪

Newmont has agreed to purchase 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting. This non-brokered private placement is subject to approval of the Toronto Stock Exchange.

▪

The Option Agreement covering the Liam Core Area will be terminated, and the 3,500 hectare area covered by that agreement will be amalgamated into an amended Liam Regional Venture Agreement.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 19th day of October 2005.

NEWMONT TO ACQUIRE 400,000 SOUTHWESTERN SHARES AT CDN$13 PER SHARE

LIAM CORE AREA AND REGIONAL AREA COMBINED INTO SINGLE VENTURE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

October 19, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to purchase Cdn$5.2 million of Southwestern common shares and, in a separate transaction, the Liam gold-silver project will be combined under the Liam Regional Venture with Newmont Peru Limited.

As a result of the continuing success of the regional exploration program at Liam, as described in previous press releases, the Liam Core Area Option Agreement will be terminated, and the area that was covered by that agreement will be included within an amended Liam Regional Venture Agreement. The purpose of this rationalization is to allow more effective exploration of this emerging epithermal gold-silver district.  Southwestern remains manager under the Regional Venture Agreement, however the technical committee may appoint Newmont as manager on designated portions of the project.

Southwestern has signed separate agreements with Newmont under which:

•

Newmont has agreed to purchase 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting. This non-brokered private placement is subject to approval of the Toronto Stock Exchange.

•

The Option Agreement covering the Liam Core Area will be terminated, and the 3,500 hectare area covered by that agreement will be amalgamated into an amended Liam Regional Venture Agreement.

With the addition of the Liam Core Area and a further 2,800 hectares of concessions recently acquired, the Liam Regional Venture now comprises approximately 196,000 hectares of exploration concessions.  Under the terms of the Liam Regional Venture, Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding.  Newmont can earn a 70% interest in those portions of the Liam Regional Venture that it advances to a bankable feasibility study by funding 100% of the costs to put a deposit into commercial production.

John Paterson, President and CEO of Southwestern, said, “We’re excited with the positive results of the ongoing regional exploration program. The rationalization of the Liam agreements will allow exploration within the broader area to be more effectively prioritized.  We also welcome Newmont’s increased shareholding in Southwestern.”

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

October 25, 2005

ITEM 3.

PRESS RELEASE

Issued October 25, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has purchased pursuant to a non-brokered private placement 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 25th day of October 2005.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

NEWMONT ACQUIRES 400,000 SOUTHWESTERN SHARES AT CDN$13 PER SHARE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

October 25, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has purchased pursuant to a non-brokered private placement 400,000 Southwestern common shares at Cdn$13.00 per share for gross proceeds of Cdn$5.2 million. For a period of twelve months, Newmont has agreed not to sell the shares and to exercise its voting rights as directed by Southwestern or abstaining from voting.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

Amendment No. 1 dated October 31, 2005
to the Prospectus dated September 30, 2005

This Amendment No. 1, together with the short form prospectus dated September 30, 2005, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This Amendment No. 1 does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons.

Information has been incorporated by reference in this Amendment No. 1 from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Southwestern Resources Corp. at Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 (Telephone (604) 669-2525).

New Issue                                                                                                                                                                                                                                             October 31, 2005

SOUTHWESTERN RESOURCES CORP.

$21,600,000

2,000,000 Offered Shares

The short form prospectus ("Prospectus") dated September 30, 2005 of Southwestern Resources Corp. ("Southwestern" or the "Company") relating to the distribution of common shares of the Company (the "Offered Shares"), and of options (the "Underwriters' Option" and the "Over-Allotment Option") to purchase up to an additional 817,500 common shares, comprised of 450,000 Option Shares and 367,500 Over-Allotment Shares, is hereby amended, and is to be read subject to the information set forth below. Unless otherwise defined herein, all capitalized words and terms have the meaning ascribed to such terms in the Prospectus. Headings referred to herein correspond to the appropriate headings in the Prospectus. The distribution of the Offered Shares and the Option Shares has completed; only the 367,500 Over-Allotment Shares are subject to distribution under the Prospectus as amended by this Amendment No. 1.

Summary of Amendments

The purpose of Amendment No. 1 is to describe:

1.	certain changes in the structure and agreements involving the Liam Gold-Silver Project and a concurrent private placement of shares of the Company (the "Newmont Placement"); and
2.	the purchase of common shares of the Company pursuant to the Newmont Placement and certain other changes arising from the exercise of the Underwriters' Option and the Normal Course Issuer Bid,.

2

Specific Amendments

Addition to "Documents Incorporated by Reference"

The following documents of Southwestern, filed with the securities commissions in British Columbia, Alberta, Manitoba and Ontario, are added as document number 18 and document number 19 under the heading "Documents Incorporated by Reference":

18.	Material Change Report dated October 19, 2005 respecting certain changes in the structure and agreements involving the Liam Gold-Silver Project and the Newmont Placement.
19.	Material Change Report dated October 25, 2005 respecting the closing of the Newmont Placement.

Changes to "Liam Gold-Silver Project"

The Option Agreement respecting the Liam Core Area has been terminated and the area that was covered by that agreement has been included within an amended Liam Regional Venture Agreement. Southwestern has signed separate agreements with Newmont Peru Limited and Newmont Mining Corporation of Canada Limited ("Newmont Canada") pursuant to which the Option Agreement covering the Liam Core Area has been terminated. The 3,500 hectare area covered by the Option Agreement, as well as three new concessions covering approximately 2,800 hectares, have been incorporated into the properties covered by the terms of the amended Liam Regional Venture Agreement. Each of Newmont Delaware and Southwestern has a 50% interest in the Liam Regional Venture.

Accordingly, the third paragraph under the heading "Summary Description of the Business" is hereby deleted and replaced with the following:

The Company's principal property in Peru is the Liam Gold-Silver Project located 190 kilometres northwest of the city of Arequipa. The Liam Gold-Silver Project is comprised of 226 concessions covering approximately 196,000 hectares within a larger area of interest which is the subject of a joint venture between the Company and Newmont Delaware.

In addition, under the heading "Liam Gold-Silver Project", the following changes are made:

1.	the first two paragraphs under the heading "Liam Gold-Silver Project" are hereby deleted and replaced with the following:

The Company's principal property in Peru is the Liam Gold-Silver Project located 190 kilometres northwest of the city of Arequipa. The Liam Gold-Silver Project is comprised of 226 concessions covering approximately 196,000 hectares within a larger area of interest which is the subject of a joint venture between the Company and Newmont Delaware (the "Liam Regional Venture") pursuant to an agreement dated November 14, 2003, as amended October 19, 2005 (the "Liam Regional Venture Agreement"). The concessions are held by Minera del Suroeste S.A.C. ("Misosa") (an affiliate of Southwestern) and Newmont Peru.

2.	the sub-headings "Liam Core Zone" and "Liam Regional Zone and Area of Interest" and the paragraphs under such sub-headings are hereby deleted and replaced with the following:

Liam Regional Venture and Area of Interest

Under the terms of the Liam Regional Venture Agreement, as amended, the Company and Newmont Delaware each has an undivided 50% participating interest in the Liam Regional Venture and each will contribute 50% of the exploration funding. Southwestern is the operator of the Liam Regional Venture,

3

however, the technical committee may appoint Newmont Delaware as manager on designated portions of the project. The initial program requires US$5 million of expenditures over a five-year period.

If the technical committee formed under the Liam Regional Venture determines that any project within the Liam Regional Venture, based on a preliminary scoping study of its tonnage, ore grade, initial metallurgy or initial economic valuation, constitutes a viable exploration project (a "Development Project") then Newmont Delaware has the option (the "Development Option") to earn an additional 10% interest by producing a bankable feasibility study and a further 10% interest (for a total of 70%) by funding 100% of the costs to place the Development Project into commercial production. If Newmont Delaware earns its 70% interest, it will be entitled to receive 90% of distributable profits from the Development Project until it has been reimbursed for all costs incurred during the Development Option, while the remaining 10% of such profits will be distributable to the parties pro rata.

Changes to "Changes in Share Capital"

On October 11, 2005, the Company issued 2,000,000 Offered Shares and 450,000 Option Shares pursuant to the Prospectus Offering. On October 19, 2005, the Company purchased 10,000 common shares pursuant to the Normal Course Issuer Bid.

Pursuant to the Newmont Placement, Newmont Canada agreed to purchase 400,000 common shares of Southwestern at $13.00 per share for gross proceeds of $5.2 million. Newmont Canada also agreed, for a period of twelve months, not to sell the shares and has further agreed to either exercise its voting rights as directed by Southwestern or abstain from voting. This non-brokered private placement closed on October 25 2005.

The following changes are made to the footnotes to the table under the heading "Changes in Share Capital":

1.	Footnote (7) is hereby deleted and replaced with the following

(7) The Company announced its intention to purchase up to 2,000,000 common shares pursuant to the Normal Course Issuer Bid. To the date of Amendment No.1, 10,000 common shares have been repurchased and will be returned to treasury for cancellation.

2.	Footnote (8) is hereby added as follows: (8) Excludes 400,000 common shares of Southwestern issued on October 25, 2005 pursuant to the Newmont Placement.

Changes to "Use of Proceeds"

The first paragraph under the heading "Use of Proceeds" is revised by adding the following disclosure:

Southwestern has allocated $2 million of the proceeds received pursuant to the Newmont Placement to further exploration and development of the Liam Gold-Silver Project and the remaining $3.2 million of such proceeds have been added to the Company's general working capital. As the Underwriters' Option has been exercised in full, the $4,860,000 received from that exercise has been added to the Company's general working capital.

Changes to "Description of Common Shares"

The first paragraph under the heading "Description of Common Shares" is deleted and replaced with the following:

As of the close of business on October 28, 2005, there were 45,974,022 common shares issued and outstanding, of which 10,000 common shares are subject to cancellation pursuant to the Company's share purchase program.

4

AUDITORS' CONSENT

CONSENT OF

DELOITTE & TOUCHE LLP

We have read Amendment No. 1 dated October 31, 2005 to the Prospectus of Southwestern Resources Corp. (the "Company") dated September 30, 2005 relating to the distribution of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus, as amended, of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated February 25, 2005.

Vancouver, British Columbia                                                                                                                                                                                   (signed) Deloitte & Touche LLP
October 31, 2005                                                                                                                                                                                                                       Chartered Accountants

5

CERTIFICATE OF SOUTHWESTERN RESOURCES CORP.

Dated: October 31, 2005

The short form prospectus dated September 30, 2005, as amended by this amendment, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus, as amended, as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(Signed) JOHN G. PATERSON President and Chief Executive Officer	(Signed) PARKASH K. ATHWAL Chief Financial Officer

On behalf of the Board of Directors

(Signed) W. DAVID BLACK Director	(Signed) DANIEL G. INNES Director

6

CERTIFICATE OF THE UNDERWRITERS

Dated: October 31, 2005

To the best of our knowledge, information and belief, the short form prospectus dated September 30, 2005, as amended by this amendment, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus, as amended, as required by the securities legislation of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

RAYMOND JAMES LTD.

(Signed) JOHN MURPHY
Managing Director

OCTAGON CAPITAL CORPORATION

(Signed) PETER WINNELL
Vice Chairman

      HAYWOOD SECURITIES INC.                                                                                                                                                            CANACCORD CAPITAL CORPORATION

        (Signed) CLIFF RICH                                                                                                                                                                                        (Signed) JAMES M. BROWN
 Vice-President of Corporate Finance                                                                                                                                                                                   Managing Director